Matt Robbins +1 858 550 6137 mrobbins@cooley.com	VIA EDGAR AND FEDEX

September 26, 2019

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:
Irene Paik
Mary Beth Breslin

Re:
ChromaDex Corporation
Registration Statement on Form S-3
Filed September 12, 2019
File No. 333-233729

Ladies and Gentlemen:

On behalf of ChromaDex Corporation (the “Company”), we are submitting this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated September 20, 2019, regarding the Company’s Registration Statement on Form S-3, filed on September 12, 2019 (the “Registration Statement”). In connection with its response, the Company will also be electronically submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Set forth below is the Company’s response to the Staff’s comment. For the Staff’s convenience, we have incorporated your comment into this response letter in italics.

Registration Statement on Form S-3, filed September 12, 2019

General

1.
We note that the forum selection provision in Article XI of your Amended and Restated Bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

September 26, 2019

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 5 of Amendment No. 1 to clarify that the Company’s forum selection provision does not apply to actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. The Company will include a similar clarifying statement in its future filings, where applicable, with the SEC.

*****

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 1 as soon as possible. Please contact me at (858) 550-6137 with any questions or further comments regarding the response to the Staff’s comment.

Sincerely,

Cooley LLP

/s/ Matt Robbins, Esq.
Matt Robbins, Esq.

cc:
Kevin M. Farr, Chief Financial Officer, ChromaDex Corporation
Mark Friedman, General Counsel, ChromaDex Corporation
Matthew Browne, Cooley LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM